FORM 6-K


                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR July 23, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable











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                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

Item 2   Date of Material Change
         -----------------------

         July 22, 2008


Item 3   News Release
         ------------

         Issued July 22, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced that production of BioOil(R) from its West Lorne plant commenced on Thursday, July 17 approximately 3 months from the time operations were disrupted due to the fire on April 10. The plant repairs were led by Dynamotive's engineering department, with the support of Tecna S.A., Tepsi S.A. and local suppliers. The repairs included key reactor modifications that were verified during June at the Guelph plant. Costs of these repairs are covered by insurance, except for a standard non-material deductible. During the week of July 21, Dynamotive will be conducting BioOil production tests on behalf of a client using biomass sourced from Asia. Following these test operations, production will resume the week of August 4 when Erie Flooring, Dynamotive's sawdust supplier and partner, resumes operations after its 2 week annual summer shutdown. This successful restart puts Dynamotive back on track to supply BioOil for current customers, power generation, and new customer product qualification trials.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced that production of BioOil(R) from its West Lorne plant commenced on Thursday, July 17 approximately 3 months from the time operations were disrupted due to the fire on April 10. The plant repairs were led by Dynamotive's engineering department, with the support of Tecna S.A., Tepsi S.A. and local suppliers. The repairs included key reactor modifications that were verified during June at the Guelph plant. Costs of these repairs are covered by insurance, except for a standard non-material deductible. During the week of July 21, Dynamotive will be conducting BioOil production tests on behalf of a client using biomass sourced from Asia. Following these test operations, production will resume the week of August 4 when Erie Flooring, Dynamotive's sawdust supplier and partner, resumes operations after its 2 week annual summer shutdown. This successful restart puts Dynamotive back on track to supply BioOil for current customers, power generation, and new customer product qualification trials.


5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         July 22, 2008

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                              (signed)    "Andrew Kingston"
                                           ----------------
                                           Andrew Kingston
                                           President & CEO










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       DYNAMOTIVE ENERGY SYSTEMS CORPORATION News Release: July 22, 2008


    Dynamotive's West Lorne Plant Back in Operation; BioOil Production
                             Restarted July 17th

Vancouver, B.C. - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) announced that production of BioOil(R) from its West Lorne plant commenced on Thursday, July 17 approximately 3 months from the time operations were disrupted due to the fire on April 10. The plant repairs were led by Dynamotive's engineering department, with the support of Tecna S.A., Tepsi S.A. and local suppliers. The repairs included key reactor modifications that were verified during June at the Guelph plant. Costs of these repairs are covered by insurance, except for a standard non-material deductible. During the week of July 21, Dynamotive will be conducting BioOil production tests on behalf of a client using biomass sourced from Asia. Following these test operations, production will resume the week of August 4 when Erie Flooring, Dynamotive's sawdust supplier and partner, resumes operations after its 2 week annual summer shutdown. This successful restart puts Dynamotive back on track to supply BioOil for current customers, power generation, and new customer product qualification trials.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


Contacts:

Nathan Neumer, Director of Communications, 604-267-6042
Switchboard: (604) 267-6000
Toll Free (North America): 1-877-863-2268
Fax : (604) 267-6005


Email: info@dynamotive.com
Website: www.dynamotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.


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